Company – Lend Lease Corporation Limited
File No 82-3498



03 SEP -8 7:21



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

28 August 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

SUPPL

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following document is submitted in respect of the above registration:

Date	Document
28 August 2003	Announcement to Australian Stock Exchange Lend Lease Sells Stake in IBM GSA for A$160 Million

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 9/3

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

28 August 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Four (4) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE SELLS STAKE IN IBM GSA FOR A$160 MILLION

Lend Lease Corporation Limited ("Lend Lease") today announced that it has entered into an agreement to sell its 23% interest in IBM Global Services Australia Limited ("IBM GSA") to IBM Australia Limited for a price of A$160 million.

Lend Lease will receive A$80 million on completion of the sale and the balance of A$80 million in 12 months. The sale price compares to a book value of the investment in IBM GSA of approximately A$43 million. In addition to the sale price, Lend Lease will also receive repayment of a shareholder loan to IBM GSA (A$16.1 million at 30 June 2003). This investment has been flagged for some time as non-core, and the Board is very pleased with the outcome of the sale.

Lend Lease gave operating earnings guidance recently at its 2003 results announcement for the 2004 financial year in the range of A$240 million to A$250 million profit after tax which excluded any impact from the sale of any major assets or businesses. Given the timing of the sale, Lend Lease will report a significantly lower level of earnings from the IBM GSA investment in the 2004 financial year (2003: A$12.1 million after tax). Lend Lease's 2004 earnings from the IBM GSA investment will consist of approximately 2 to 3 months loyalty payments, however Lend Lease will also earn interest income on the sale proceeds. Consequently, the operating earnings for the 2004 financial year will be reduced by a net amount of approximately A$10 million after tax. However, Lend Lease will record a profit after tax of approximately A$80 million from the sale of its interest in IBM GSA, which will increase Lend Lease's expected total profit after tax for the 2004 financial year to in excess of A$310 million (assuming no unrecorded tax benefits that may be available to the company are utilised to offset any tax payable on the profit generated by the sale of the interest in IBM GSA).

This updated earnings guidance excludes the impact of any further sales of major assets or businesses and is subject to the usual economic, market and other factors that impact the company.

The sale of IBM GSA is expected to be completed in September 2003 and is subject to receiving approval from the Foreign Investment Review Board.

The Company also announced that it would recommence its on market share buyback program on Friday 29 August 2003.

Further details in relation to the sale of the interest in IBM GSA are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498




Lend Lease
CORPORATION


Telstra

MEDIA STATEMENT 28 AUGUST 2003

IBM ACQUIRES TELSTRA AND LEND LEASE SHARES IN IBM GLOBAL SERVICES AUSTRALIA

IBM, Lend Lease and Telstra today announced that IBM will acquire Lend Lease and Telstra's shares in the IBM Global Services Australia Limited ("IBM GSA") joint venture.

Under an agreement signed today, IBM will pay Lend Lease AUD$160 million (paid in two equal tranches – one now and one a year from now), and Telstra AUD$153.5 million for their shares in the joint venture. The transaction is subject to review by the Foreign Investment Review Board, and is expected to be finalised by early September. When the transaction is complete, IBM GSA will continue to operate as a part of IBM's Global Services organisation.

The change of ownership in IBM GSA reflects the changing business priorities of the three companies. IBM and Lend Lease formed the joint venture, then called ISSC (Integrated Systems and Services Corporation) in 1994, and it was renamed when Telstra became a partner in 1997.

The joint venture has been a successful investment, both in the market position it has achieved and in its financial performance, with the three partner companies enjoying a strong working relationship.

Mr Brendon Riley, GM of IBM Australia's Global Services organisation, said that acquiring full ownership would allow IBM to enhance the service it provides to its customers.

"IBM's increased investment in the Australian IT and consulting services business will allow us to improve our ability to respond rapidly to changes in the marketplace and anticipate the emerging needs of our customers.

"We will also be able to simplify our internal structure and processes and provide more flexible solutions to our customers. We will integrate our two consulting organisations, BCS and BIS, making the combined IBM Business Consulting Services the largest business consulting practice in Australia.

"We are proud of what we have achieved working with Lend Lease over the past nine years and Telstra for the past six in building Australia's leading IT services provider, and we look forward to continuing our strong relationships with both companies."

Telstra's Chief Financial Officer, Mr David Moffatt, said Telstra was pleased with the transaction terms for its 22.6 percent stake.

"The sale is a key part of the transformation of Telstra's IT processes which focus on aligning the interests of key vendors with Telstra's vision which is to improve its internal IT skills base," he said.

Lend Lease CEO, Mr Greg Clarke, said the Group was pleased to have been involved in the formation of the successful IBM GSA joint venture.

"We have made it clear for some time that our investment in IBM GSA was non-core, so it is appropriate that we are exiting the joint venture," he said.

IBM Global Services plays an important role in the Australian business community, employing over 8,000 people. According to IDC, IBM Global Services is the leading provider of IT services in the Australian market, with an estimated 15% share.

ENDS

For further information contact:

Roger Burrows
Lend Lease Corporation
Tel: 61 2 9236 6116

Nikki Genders
Lend Lease Corporation
Tel: 61 2 9236 6180